Exhibit 99.1

Richmont Mines Reports Acquisition of Common Shares of Monarques Gold Corporation

TORONTO, Oct. 2, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces that it has acquired 40,348,203 common shares ("Common Shares") of Monarques Gold Corporation ("Monarques"), representing approximately 19.9% of the outstanding Common Shares. Prior to such acquisition, the Corporation did not own any Common Shares of Monarques.

On October 2, 2017, Richmont acquired 34,633,203 Common Shares of Monarques as consideration for the sale of certain assets of Richmont to Monarques (the "Transaction"). In addition, in connection with the Transaction, Richmont acquired 5,715,000 Common Shares of Monarques through the conversion of 5,715,000 subscription receipts of Monarques that Richmont had previously subscribed for at a price of $0.35 per subscription receipt.

Richmont holds its interest in the Common Shares for investment purposes and will continue to monitor the business, prospects, financial condition and potential capital requirements of Monarques. Depending on its evaluation of these and other factors, Richmont may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of Monarques through market transactions, private agreements, subscriptions from treasury or otherwise. Richmont has agreed with Monarques that it will not sell the 5,715,000 shares acquired through subscription receipts for a period of one year, subject to certain exceptions.

The registered office of Richmont is located at 161 avenue Principale, Rouyn-Noranda, Québec, J9X 4P6.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, where it is also advancing development of the significant high-grade resource extension at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/October2017/02/c1101.html

%CIK: 0001023996

For further information: including a copy of the corresponding report filed with Canadian securities regulators, please contact: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 11:36e 02-OCT-17